================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            BREAKAWAY SOLUTIONS, INC.
                            -------------------------
                                (NAME OF ISSUER)

                   COMMON STOCK, $0.000125 PAR VALUE PER SHARE
                   -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   105372 10 5
                                   -----------
                                 (CUSIP NUMBER)

                           CHARLES C. FREYER, ESQUIRE
                           --------------------------
                                 GENERAL COUNSEL
                                 ---------------
                      SCP PRIVATE EQUITY PARTNERS II, L.P.
                      ------------------------------------
                       435 DEVON PARK DRIVE, BUILDING 300
                       ----------------------------------
                                 WAYNE, PA 19087
                                 ---------------
                                  610-254-4242
                                  ------------
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
            PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                         COPY TO: SPENCER W. FRANCK, JR.
                        --------------------------------
                                 SAUL EWING LLP
                                 --------------
                               CENTRE SQUARE WEST
                               ------------------
                         1500 MARKET STREET, 38TH FLOOR
                         ------------------------------
                           PHILADELPHIA, PA 19102-2186
                           ---------------------------
                                  215-972-1955
                                  ------------

                                FEBRUARY 16, 2001
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

CUSIP No. 105372 10 5                                         Page 1 of 11 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCP Private Equity Partners II, L.P.
     23-3037972
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,491,631
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,491,631

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,491,631

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 105372 10 5                                         Page 2 of 11 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCP Private Equity II, LLC
     23-3047235

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,491,631
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,491,631

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,491,631

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 105372 10 5                                         Page 3 of 11 Pages

--------------------------------------------------------------------------------

Item 1. Security and Issuer

        This Statement on Schedule 13D relates to Common Stock, par value $.000125 per share, issuable pursuant to Warrants of Breakaway Solutions, Inc. (the "Issuer"), whose principal executive office is located at 3 Clock Tower Place, 4th Floor, Maynard, MA 02110. The Common Stock is currently traded on the NASDAQ under the symbol "BWAY."

Item 2. Identity and Background

    (a)-(c) This Schedule 13D is filed jointly on behalf of SCP Private Equity Partners II, L.P. ("SCP L.P.") and SCP Private Equity II, LLC ("SCP LLC") (collectively, the "Reporting Persons"). SCP L.P. is a private investment fund. SCP LLC's principal business is to serve as the manager of the General Partner of SCP L.P. (SCP Private Equity II General Partner, L.P. - the "General Partner") with respect to the operation and management of SCP L.P. Pursuant to a management agreement, SCP LLC exercises voting and investment powers on behalf of SCP L.P.

        The General Partner and the Reporting Persons are organized under the laws of the State of Delaware. The principal business of the General Partner is to serve as the general partner of SCP L.P.

        The address of the principal office and principal place of business of the General Partner and both of the Reporting Persons is 435 Devon Park Drive, Building 300, Wayne, PA 19087.

        The members of SCP LLC (collectively the "Members" and each a "Member"), and certain information with respect to the Members are set forth in Appendix I hereto, which is incorporated herein by reference.

    (d) During the past five years, neither the General Partner, nor either Reporting Person, nor, to the best of each Reporting Person's knowledge, any Member has been convicted in a criminal proceeding.

    (e) During the past five years, neither the General Partner nor either Reporting Person, nor, to the best of each Reporting Person's knowledge, any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Each of the natural persons named as a Member in Appendix I is a United States citizen.

CUSIP No. 105372 10 5                                         Page 4 of 11 Pages

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Item 3. Source and Amount of Funds or Other Consideration

        On February 16, 2001, SCP L.P. and ICG Holdings, Inc. ("ICG Holdings") entered into agreements for secured debt financing (the "Debt Financing") pursuant to which: (i) ICG Holdings amended a loan and security agreement it had entered into with the Issuer on January 19, 2001 (the "Original Loan and Security Agreement") to provide an increase in the amounts available thereunder to $10 million and (ii) SCP L.P. entered into a loan and security agreement with the Issuer whereby SCP L.P. agreed to provide the Issuer with up to $10 million in loans. SCP L.P. and ICG Holdings also agreed that all lending of new money to the Issuer under the Debt Financing would be on the basis of $2 by SCP L.P. to every $1 by ICG Holdings. As part of the transactions contemplated by the Debt Financing, ICG Holdings surrendered 6,491,631 Warrants that it received pursuant to the terms of the Original Loan and Security Agreement, which were then reissued to SCP L.P. ("the SCP Warrants") and constitute the securities reported herein. SCP L.P. has and will use its working capital to fund the loan installments to the Issuer and will use its working capital to purchase the Common Stock under the SCP Warrants.

Item 4. Purpose of Transaction

        SCP L.P. acquired the SCP Warrants as partial consideration for the Debt Financing described in Item 3.

        On February 16, 2001, SCP L.P. entered into the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") with the Issuer and ICG Holdings, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference. Under the Purchase Agreement, the Issuer agreed to issue to SCP L.P. and ICG Holdings (i) an aggregate of up to 428,572 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share (the "Series A Preferred"), and dividends thereon at a rate of 8.0% per annum, payable at the discretion of the Issuer in cash or Series A Preferred, at a per share price of $70.00 and (ii) Warrants to purchase an aggregate of up to 42,857,149 shares of the Issuer's Common Stock at a per share exercise price of $0.70 (the "Series A Warrants"). At the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), the amount of outstanding indebtedness of the Issuer under the Debt Financing to the Issuer , plus accrued interest, will be applied to the purchase price of the Series A Preferred to be purchased by SCP L.P. and ICG Holdings.

        There are various conditions to the Closing:

        o Under the Purchase Agreement, it is a condition of the Closing that the number of members of the Board of Directors be increased to seven and that two of such directors shall have been designated by SCP L.P. and that one additional director shall have been designated by SCP L.P. and ICG Holdings. The form of Investor Rights Agreement, by and between the Issuer, SCP L.P. and ICG Holdings (the "Investor Rights Agreement"), which is Exhibit D to the Purchase Agreement (the terms of which are incorporated herein by reference) also requires that for so long as SCP L.P. holds at least 50% of the shares of the Series A Preferred originally issued to SCP L.P. pursuant to the

CUSIP No. 105372 10 5                                         Page 5 of 11 Pages

--------------------------------------------------------------------------------

            Purchase Agreement, the Board of Directors of the Issuer will consist of seven members and the Issuer must use its best efforts to
            (i) maintain a seven member Board of Directors, (ii) reserve two seats on the Board of Directors for members selected by SCP L.P. (in separate classes) and (iii) reserve one seat on the Board of Directors for a member selected by ICG Holdings and SCP L.P. (in a class different from the classes containing the two directors selected by SCP). Execution and delivery of the Investor Rights Agreement is also a condition to the Closing.

        o The Amended Charter must be amended to increase the number of authorized Common Stock from 80,000,000 to 245,000,000 to accommodate the shares of Common Stock issuable upon conversion of the Series A Preferred and upon exercise of the Series A Warrants issuable to SCP L.P. and ICG Holdings.

        o The Certificate of Designation for the Series A Preferred (the "Certificate"), in the form of Exhibit A to the Purchase Agreement, which is filed as an exhibit to this Schedule 13D (the terms of which are incorporated herein by reference), must be filed with the Secretary of State of the State of Delaware. The Certificate would grant the Series A Preferred certain voting rights in the event that the Issuer liquidates, reorganizes or engages in similar change of control transactions. The Certificate provides that subject to the rights of any series of Preferred Stock (as defined in the Certificate) which may come into existence after the time of the Certificate, for so long as at least 10% of the Series A Preferred issued before such time remains outstanding (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred), in addition to any other vote or consent required in the Certificate or by law, the vote of the holders of at least a majority of the outstanding Series A Preferred shall be necessary for effecting or validating the following actions: (i) amending, altering, or repealing any provision of the Certificate of Incorporation of the Issuer (including the Certificate and any other certificate of designation) or the Bylaws of the Issuer, that alters or changes or adversely affects the voting or other powers, preferences, or other special rights or privileges, or restrictions of the Series A Preferred; (ii) reclassifying or recapitalizing any outstanding shares of securities of the Issuer into shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred; (iii) authorizing or issuing of any other stock having rights, preferences or privileges senior to or on a parity with the Series A Preferred;
            (iv) reorganizing, merging or consolidating with or into any corporation if such reorganization, merger or consolidation would result in the stockholders of the Issuer immediately prior to such reorganization, merger or consolidation holding less than a majority of the voting power of the stock of the surviving corporation immediately after such reorganization, merger or consolidation; (v) selling, leasing, conveyancing or making any other disposition of, or encumbrance of, all or substantially all the Issuer's assets in a single transaction or series of related transactions; (vi)

CUSIP No. 105372 10 5                                         Page 6 of 11 Pages

--------------------------------------------------------------------------------

            liquidating, dissolving or winding-up the operations of the Issuer;
            (vii) amending of the Certificate of Incorporation of the Issuer, as amended, to increase the number of shares of authorized Common Stock or Preferred Stock (as defined in the Certificate); (viii) the Issuer's redeeming, purchasing or otherwise acquiring, either directly or indirectly, of any of the Issuer's capital stock or other equity securities (including any securities directly or indirectly convertible into or exchangeable or exercisable for such securities) excluding redemptions, repurchases or other reacquisitions at cost with respect to shares issued in accordance with plans or agreements approved by the Board of Directors from current or former employees, consultants, advisors or directors upon or in connection with their death, disability or termination of employment with the Issuer and excluding the Series A Preferred redeemed pursuant to Section (e) of the Certificate; (ix) authorizing, declaring or paying any dividend (other than a stock dividend paid pro rata to the Issuer's stockholders) on any shares of Common Stock or Preferred Stock (as defined in the Certificate), other than the Series A Preferred; (x) increasing or decreasing the number of authorized shares of Series A Preferred; or (xi) issuing, reserving or authorizing shares of Common Stock or any right or option to purchase Common Stock or other security convertible into Common Stock to employees, consultants or directors in an amount which would result in total options outstanding at any time exceeding 15% of the total number of shares, warrants and options issued and outstanding immediately after the Series A Original Issue Date (as defined in the Certificate) as adjusted for any stock dividends, combinations or splits with respect to such shares.

        o Other conditions to Closing include execution of various voting agreements. These agreements include the Investor Voting Agreement dated February 16, 2001 by and among SCP L.P. and ICG Holdings (the "Investor Voting Agreement"), the Executive and Director Voting Agreement (the "Executive and Director Voting Agreement") by and among certain executives and directors of the Issuer who hold shares of Issuer Common Stock, the Key Holder Voting Agreement made and entered into by Frank Selldorff, Jr. (the "Key Holder") for the benefit of SCP L.P. and ICG Holdings (the "Key Holder Voting Agreement"). Forms of these agreements are attached to the Purchase Agreement as Exhibits E through G, respectively, and the terms of such agreements are incorporated herein by reference.

        Under the Investor Voting Agreement, ICG Holdings agreed to vote all of its shares in favor of certain proposals related to the purchase of the securities under the Purchase Agreement and certain other matters (the "Series A Proposals"), which are to be voted on by the stockholders of the Issuer at the Issuer's upcoming annual meeting (the "Annual Meeting"). The parties also agreed to vote, on all matters relating to the election of directors of the Issuer, all of their shares so as to elect members of the Board of Directors as follows: (i) two representatives designated by SCP L.P. (in separate classes), so long as SCP L.P. holds at least 50% of the Series A Preferred originally issued to it pursuant to the Purchase Agreement (as adjusted for stock splits, dividends, and similar events); and (ii) one representative designated by SCP L.P. and ICG Holdings (in a class different from the class containing the two directors selected by SCP L.P.), so long as SCP

CUSIP No. 105372 10 5                                         Page 7 of 11 Pages

--------------------------------------------------------------------------------

L.P. and ICG Holdings collectively own at least 50% of the Series A Preferred originally issued to them pursuant to the Purchase Agreement (as adjusted for stock splits, dividends and similar events).

        Under an Executive and Director Voting Agreement, dated as of February 16, 2001, certain executive officers and directors of the Issuer agreed to vote their shares of the Issuer in favor of the Series A Proposals at the Annual Meeting. Except for Maureen Ellenberger, Vijay Manwani, Michael Mordas, Dev Ittycheria and Babak Farzami, who did not agree to Section 2.7 of the Executive and Director Voting Agreement (regarding election of directors), such executive officers and directors also agreed to vote, on all matters relating to the election of directors of the Issuer, all of their shares so as to elect members of the Board of Directors as follows: (i) two representatives designated by SCP L.P. (in separate classes), so long as SCP L.P. holds at least 50% of the Series A Preferred originally issued to it pursuant to the Purchase Agreement (adjusted for stock splits, dividends, and similar events); and (ii) one representative designated by SCP L.P. and ICG Holdings who shall be mutually acceptable to SCP L.P. and ICG Holdings (in a class different from the class containing the two directors selected by SCP L.P.), so long as SCP L.P. and ICG Holdings collectively own at least 50% of the Series A Preferred originally issued to them pursuant to the Purchase Agreement (adjusted for stock splits, dividends and similar events).

        Under a Key Holder Voting Agreement, dated as of February 16, 2001, with Frank Selldorff, Jr., a former executive officer of the Issuer, Mr. Selldorff agreed to vote all of his shares in favor of the Series A Proposals.

        Pursuant to a letter agreement dated February 16, 2001 between SCP L.P. and ICG Holdings, which is filed herewith as an exhibit and the terms of which are incorporated herein by reference, SCP L.P. and ICG Holdings agreed, among other things, that SCP L.P. would support, and would cause directors designated by it on the Issuer's board to support, an agreement between ICG Holdings and the Issuer pursuant to which the board seat currently occupied by Walter W. Buckley would be occupied by an ICG Holdings designee from and after the time Walter W. Buckley vacates such seat until such time as ICG Holdings no longer owns at least 10% of the Issuer on a primary basis. SCP L.P. agreed to vote its shares in favor of, and cause the directors designated by it to vote in favor of, such ICG Holdings designee.

        Pursuant to a letter agreement dated as of February 16, 2001 between SCP L.P., ICG Holdings and the Issuer, which is filed herewith as an exhibit and the terms of which are incorporated herein by reference, the Issuer agreed to secure the resignation of Christopher Greendale from the Issuer's Board of Directors as a condition to the Closing and to maintain such directorship vacant until filled by a designee of SCP L.P. and ICG Holdings.

        The Reporting Persons have and are acquiring the securities of the Issuer descibed in this Schedule 13D as an investment. Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in the Securities of the Issuer

        (a)-(b) Before the exercise of any of the SCP Warrants, both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 6,491,631

CUSIP No. 105372 10 5                                         Page 8 of 11 Pages

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shares of Common Stock. Both Reporting Persons may be deemed to be the beneficial owners of the Common Stock underlying the SCP Warrants, which would, if fully exercised, give them 6,491,631 shares of Common Stock (or 11.4% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except for the right to receive Common Stock under the SCP Warrants and as otherwise set forth Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits to this Schedule 13D:

        1. Warrants to Purchase up to 6,491,631 Shares of Common Stock of Breakaway Solutions, Inc.

        2. Series A Preferred Stock Purchase Agreement, dated February 16, 2001.

        3. Letter Agreement, dated February 16, 2001.

        4. Letter Agreement, dated as of February 16, 2001.

        5. Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

CUSIP No. 105372 10 5                                         Page 9 of 11 Pages

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                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SCP PRIVATE EQUITY PARTNERS II, L.P.

                         By: SCP Private Equity II General Partner, L.P., its General Partner

                         By:  SCP Private Equity II, LLC,
                              its Manager

                         By:  /s/ Wayne B. Weisman
                             ----------------------------
                         Name: Wayne B. Weisman
                             ----------------------------
                         Title: Manager
                             ----------------------------

                       SCP PRIVATE EQUITY II, LLC

                         By:  /s/ Wayne B. Weisman
                             ----------------------------
                         Name: Wayne B. Weisman
                             ----------------------------
                         Title: Manager
                             ----------------------------

CUSIP No. 105372 10 5                                        Page 10 of 11 Pages

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                                   APPENDIX I

                       SCP PRIVATE EQUITY II, LLC MEMBERS

        The following are the members of SCP Private Equity II, LLC:

Safeguard Fund Management, Inc.
103 Springer Building
3411 Silverside Road
P.O. Box 7048
Wilmington, DE 19803

Winston J. Churchill
197 Mine Road
Malvern, PA 19355

James W. Brown
1602 Sorrel Road
Malvern, PA 19355

Thomas G. Rebar
547 Carriage House Lane
Harleysville, PA 19438

Wayne B. Weisman
2 Saw Grass Lane
Malvern, PA 19355

SFMI, a holding corporation organized under the laws of Delaware, is a wholly owned subsidiary of Safeguard Delaware, Inc. It is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership, which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., which is the general partner of SCP Private Equity Partners II, L.P. Messrs. Churchill, Brown, Rebar and Weisman are also principals of the following entities, all of which have the principal address of 435 Devon Park Drive, Building 300, Wayne, PA 19087:


               SCP Private Equity II, LLC
               SCP Private Equity Management, L.P.
               (general partner for SCP Private Equity Partners, L.P.)
               SCP Private Equity Partners II, L.P.
               SCP Private Equity Management Company, LLC
               (management company for SCP Private Equity Partners II, L.P.) SCP Private Equity II General Partner, L.P.
               SCP Management II, L.P.

CUSIP No. 105372 10 5                                        Page 11 of 11 Pages

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                                 EXHIBIT INDEX


Exhibit 1 Warrants to Purchase up to 6,491,631 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 2       Series A Preferred Stock Purchase Agreement, dated February 16,
                2001.

Exhibit 3       Letter Agreement, dated February 16, 2001.

Exhibit 4       Letter Agreement, dated as of February 16, 2001.

Exhibit 5 Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.